大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A17-[redacted]

28 May 2004

04030752

File No: 82-2947

RECEIVED JUN 14 2004 181 WASH. D.C.

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094(3-6)~~ 3011 3-2
450 Fifth Street, N.W.
Washington, DC 20549
USA

CHANGES TO THE CAPITAL ADEQUACY REQUIREMENTS FOR SINGAPORE-INCORPORATED BANKS

SUPPL

Dear Sir

We enclose a copy of our Announcement dated 28 May 2004 in regard to the above matter for your information.

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

6/17

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

CHANGES TO THE CAPITAL ADEQUACY REQUIREMENTS FOR SINGAPORE-INCORPORATED BANKS

Singapore, 28 May 2004 – As a result of the changes to the Capital Adequacy Requirements for Singapore-incorporated banks, the estimated revised Total Capital Adequacy Ratio (CAR) as at 31 March 2004 of the UOB Group is about 15%, with Tier 1 CAR at about 13%.

Vivien Chan
Company Secretary
United Overseas Bank Limited

Dated this 28th day of May 2004